Exhibit 99.2

新 闻 稿 Press Release	中 国 石 油 天 然 气 股 份 有 限 公 司 P e t r o C h i n a C o m p a n y L i m i t e d
	中国北京东城区东直门北大街9号 邮编：100007 电话：86-10-59986266 传真：86-10-62099559	9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, P.R.China TEL: 86-10-59986266 FAX: 86-10-62099559

PetroChina Continues to Increase its Reserves and Output of

Oil and Gas

Net Profit for the First Half of 2018 Increased 113.7%

Year-on-Year

(Beijing, 30 August 2018) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that it achieved better than expected production and operating results in the first half of 2018. The Company took advantage of the favorable market conditions in the increase in international oil prices, steady increase in domestic demand for refined oil products, and strong demand for natural gas, adhered to the principle of sustainable development, and implemented its four major strategies covering resources, markets, internationalization and innovation. It also strived to increase its reserves and output of oil and gas, and stepped up its efforts to create new sources of revenue, eliminate unnecessary expenses, lower costs and boost efficiency. Based on the International Financial Reporting Standards, the Company achieved a revenue of RMB1,109,000 million in the first half of 2018, representing an increase of 13.6% compared to the same period in 2017. Profit from operations was RMB65.891 billion, representing an increase of 80.6% compared to the same period in 2017. Net profit attributable to owners of the Company was RMB27.088 billion, representing an increase of 113.7% compared to the same period in 2017. Basic earnings per share was RMB0.148, representing an increase of RMB0.079 compared to the same period in 2017.

Interim Results Review

All business segments recorded profit from operations. The Company exemplified the principles of market-oriented and efficient operations. It adjusted its production and operating strategy in a timely manner, with its four major business segments all recording a profit during the first half of the year. Among which, the Exploration and Production segment recorded a profit from operations of RMB29.889 billion, representing an increase of RMB22.973 billion compared to the same period in 2017 and regained its dominant position in profit contribution. As a result of the increase in gross margin and processed volume of refined oil, the Refining and Chemicals segment recorded a profit from operations of RMB23.208 billion, representing an increase of RMB7.371 billion year-on-year. Due to unfavorable factors including fierce competition in the domestic refined oil products market and the decrease in gross margin, the Marketing segment achieved a profit from operations of RMB4.485 billion, which was less than the same period in 2017. Due to the strong domestic demand for natural gas, the Natural Gas and Pipeline segment recorded a profit from operations of RMB16.105 billion, representing an increase of RMB2.171 billion year-on-year. During the first half of the year, the average return on invested capital demonstrated a steady recovery, with free cash flow continuing to stay positive. Interest-bearing debts, debt-to-asset ratio and debt-to-capital ratio decreased by 7.0%, 0.7 percentage points and 1.6 percentage points, respectively, compared with the beginning of the year.

Production indicators rose steadily. In the first half of 2018, the Company coordinated its resources allocation, optimized its operations for the oil and gas business chains, discovered and confirmed a number of large-scale, high-quality reserves in China, accelerated the transformation and upgrade of its refining and chemical business, expanded its sales and increased sales volume of refined oil products and natural gas and successfully implemented its new overseas projects, with its core business maintaining a steady momentum. In the first half of the year, output of crude oil recorded 437.7 million barrels, up 0.4% year-on-year. Marketable natural gas output was 1,791.1 billion cubic feet, up 3.0% year-on-year. Oil and gas equivalent output recorded 736.3 million barrels, up 1.5% year-on-year. Sales of gasoline, diesel and kerosene reached 90.334 million tons, up 10.7% year-on-year. Sales of natural gas reached 3,580.764 billion cubic feet, with the domestic sales of natural gas realizing a double-digit growth.

Costs and expenses continued to decrease. In the first half of this year, the Company vigorously implemented measures to create new sources of revenue, eliminate unnecessary expenses, lower costs, and boost efficiency, strengthened benchmarking and precise management, continued to improve its market-oriented operational structure, expanded the scope of pilot projects for operational autonomy, and promoted reforms such as internal transfer of mining rights, integrated performance assessment, and reducing headcount. The Company’s major cost and expense indicators continued to decline, with unit cash processing cost, oil marketing cost and depreciation and depletion cost decreasing by 0.4%, 0.1% and 1.5% year-on-year, respectively. Excluding the impact of exchange rate fluctuations, oil and gas lifting costs decreased by 1.8% year-on-year.

Driving force for development continued to increase. During the first half of the year, the Company continuously optimized its plan for the last 3 years within the 13th Five-Year Plan by focusing on increasing reserves and output of oil and gas, adjusting of the Company’s refining and chemical processes, developing the Company’s sales network, boosting natural gas sales volume and efficiency , and optimizing overseas assets, to ensure the sustainable development of the Company. Several key and strategic projects have progressed in a steady and orderly manner.

Future Outlook

Looking to the second half of 2018, the global economy is expected to continue to recover moderately, but with increased uncertainty and imbalance. The international oil market is expected to maintain a delicate balance, and oil prices are expected to remain volatile with downward pressure. The Chinese economy is expected to remain within a reasonable range, with a gradual increase in emphasis on environmental protection. Oil and gas industry reforms are expected to be gradually rolled out, with increased competition within the oil and gas market, particularly the downstream market. In this regard, PetroChina will focus on high-quality development, and benchmark itself against world-class and industry-leading companies. The Company will fully leverage the advantages of its integrated business model, adhere to the principle of sustainable development, step up its efforts to create new sources of revenue, eliminate unnecessary expenses, lower costs, and boost efficiency, and strengthen its oil and gas business chains. The Company will strive to increase its reserves and output of domestic oil and gas, achieve better results from overseas oil and gas cooperation efforts, maintain smooth and optimal operations in its refining and chemical business, focus on boosting sales volume and efficiency of its refined oil products, and ensure the supply, and increase the efficiency, of its natural gas and pipeline business. The Company will also comprehensively strengthen its safety and environmental protection, and risk prevention and control, as well as strengthen reform in its operational structure and promote innovation as a driving force for development.

PetroChina will firmly adhere to its overall strategy, shouldering its role to ensure the energy supply of the nation, further promoting the development of oil and gas exploration, stabilize oil output and increase gas output and efficiency, as well as increase its reserves and output, to dedicate itself to the energy industry and generate returns for its shareholders.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990
Renee Chen	Tel: (852) 2894 6228
E-mail: renee.chen@hkstrategies.com
PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
E-mail: ping.liu@everbloom.com.cn